# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rekor Systems, Inc., CIK 0001697851
CUSIP: 759419104
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 7172 COLUMBIA GATEWAY DRIVE, SUITE 400, COLUMBIA, Maryland (MD), 21046
Date of event which requires filing of this statement: 03/25/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001831342

## Reporting persons
- Arctis Global LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No 3 is being filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer. On March 25, 2026, Arctis Global LLC effected a pro-rata, in-kind distribution of all shares of Common Stock held by it to its respective partners/investors for no consideration. Following this distribution, the Reporting Persons beneficially own zero shares of the Issuer's Common Stock. This Amendment constitutes the final amendment to the Schedule 13G and serves as an exit filing.

## Item 1. Issuer
Name of issuer: Rekor Systems, Inc.
Address of issuer's principal executive offices: 6721 Columbia Gateway Drive, Suite 400, Columbia, MD 21046

## Item 2. Person Filing
Name of person filing: Arctis Global, LLC
Address of principal business office or, if none, residence: Am Towers, 207 Calle Del Parque, 7th Floor, San Juan, Puerto Rico, 00912-3242
Citizenship: The Investment Manager is a Puerto Rican limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arctis Global LLC: /s/ Viraj Mehta, Chief Investment Officer (07/29/2026)